TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES – PROGRESS REPORT ON FOUR DRILLING PROGRAMS ON
 ITS GOLD PROJECTS IN THE FAIRBANKS MINING DISTRICT

For Immediate Release: October 27, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) provided today a progress report on its gold projects in the Fairbanks Mining Division, Fairbanks, Alaska.

50%-Optioned Fish Creek Claims:

Drilling was completed on October 16th. A total of 22 R/C holes were completed of which 20 were short holes to test the placer and lode targets and 2 holes were drilled to test a potential intrusive target. – Assays are pending.

100%-Owned West Ridge Property

150 auger drill holes have been completed and samples are being prepared for assaying. These holes have been drilled in the new gold discovery announced in the September 29th, 2004 News Release. Assay results are expected in mid-November 2004.

100% Mining Lease Fox Creek Claims

R/C drilling has commenced on two 300-foot holes in a potential Fort Knox-type intrusive target. Assays are estimated to be completed in late November 2004. See October 13th, 2004 News Release for previous assay results.

20%-Owned Gil Joint Venture Claims

During the 2004 first half of the exploration program, the Company’s JV partner, Kinross Gold, constructed approximately 40,000 feet of soil line and collected approximately 488 soil samples using auger drills. This work generated several new exploration targets in the Main Gil Area and along Sourdough Ridge. Currently, field work is focused on testing these targets through the use of trenching and reverse circulation drilling. Nine reverse circulation drill holes totaling 2,075 feet and three trenches totaling 1,500 feet have been completed testing these targets. Drilling will continue into November with initial assay results estimated to be available in late November 2004. See July 12th, 2004 News Release for details on budget.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.